SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HOT TOPIC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

441339108
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441339108	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,676,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,676,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,676,560 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.76% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 441339108	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,240 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 441339108	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,764,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,764,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,764,800 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.96% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 441339108	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,764,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,764,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,764,800 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.96% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 441339108	SCHEDULE 13D	Page 6 of 13 Pages

11	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,764,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,764,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,764,800 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.96% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 441339108	SCHEDULE 13D	Page 7 of 13 Pages

On August 24, 2010, certain of the Reporting Persons (as defined in Item 2) entered into a Group Agreement (the "Group Agreement") with the Becker Drapkin Parties (as defined in Item 5).  The Group Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.  As a result of entering into the Group Agreement, the Reporting Persons and the Becker Drapkin Parties may be deemed to be a "group" pursuant to Rule 13d−5(b)(1) promulgated under the Securities Exchange Act of 1934. The security interests reported in this statement on Schedule 13D (this "Statement") do not include security interests owned by the Becker Drapkin Parties.  The Becker Drapkin Parties are filing a separate statement on Schedule 13D to report their beneficial ownership of the Common Stock (the "Common Stock") of Hot Topic, Inc., a California corporation (the "Issuer").  This Statement only reports information on the Reporting Persons identified in Item 2 of this Statement and does not report any acquisition or disposition of Common Stock by the Becker Drapkin Parties.

Item 1.	Security and the Issuer
This Statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 18305 East San Jose Ave., City of Industry, California 91748.
Item 2.	Identity and Background

(a) (This statement is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore Ltd"), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore Ltd.", and together with Double Offshore Ltd., "the Funds"), (iii) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (iv) Asgard Investment Corp., a Delaware corporation and the general partner of Carlson Capital, ("Asgard"), and (v) Mr. Clint D. Carlson, President of Asgard and of Carlson Capital (collectively, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard are set forth in Appendix B attached hereto.

            (b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1600, Dallas, TX.

            (c) The principal business of the Funds is to invest in securities.  The principal business of Carlson Capital is serving as the investment manager to the Funds and to a managed account (the "Account"). The principal business of Asgard is serving as the general partner of Carlson Capital.

            (d) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Carlson is a citizen of the United States.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $8,858,729 (including commissions) to purchase 1,764,800 shares of Common Stock.  The source of funds used to make the purchases reported herein is the working capital of the Funds and the Account, and no part of the purchase amount consists of borrowed funds.

Item 4.	Purpose of Transaction

(a)-(j)  The Reporting Persons originally purchased Common Stock based on the Reporting Persons' belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and

CUSIP No. 441339108	SCHEDULE 13D	Page 8 of 13 Pages

in connection therewith, intend to discuss with the Issuer ways in which such undervaluation can be rectified.  The Reporting Persons also intend to engage the Issuer in discussions regarding the assets, business, strategy, capitalization, financial condition and/or operations of the Issuer.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of shares of Common Stock desirable, the Reporting Persons may, among other things, increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable.  The Reporting Persons reserve the right in the future to take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, selling some of the shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock.

In addition, based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may nominate or recommend candidates to serve as members of the Board of Directors of the Issuer (the "Board"), have discussions with other stockholders and potential nominees to the Board, make proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, or Articles of Incorporation or Bylaws of the Issuer, or change their intention with respect to any and all matters referred to in this Item 4.

Pursuant to the Group Agreement, the Reporting Persons party thereto have agreed to coordinate their actions with the Becker Drapkin Parties with respect to the foregoing and may be deemed to have formed a "group" pursuant to Rule 13d−5(b)(1) promulgated under the Securities Exchange Act of 1934.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,764,800 shares of Common Stock.  Based upon a total of 44,579,427 outstanding shares of Common Stock, as reported in the Issuer's quarterly report on Form 10-Q for the period ending July 31, 2010, the Reporting Persons' shares represent approximately 3.96% of the outstanding shares of Common Stock.

On August 24, 2010, Becker Drapkin Management, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (collectively, the "Becker Drapkin Parties") entered into the Group Agreement with Double Offshore Ltd.; Offshore Ltd.; Carlson Capital; Asgard; and Clint D. Carlson (collectively with the Becker Drapkin Parties, the "Group").  As a result of the Group Agreement, the Reporting Persons and the Becker Drapkin Parties may be deemed to be a "group" pursuant to Rule 13d−5(b)(1) promulgated under the Securities Exchange Act of 1934.  Collectively, the Group may be deemed to beneficially own 4,030,749 shares of Common Stock which represent approximately 9.042% of the outstanding shares of Common Stock.  The Reporting Persons each disclaim beneficial ownership of any shares of Common Stock beneficially owned by any Becker Drapkin Party.

Carlson Capital, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 88,240 shares of Common Stock reported herein as owned by Offshore Ltd., and (ii) the 1,676,560 shares of Common Stock reported herein as owned by Double Offshore Ltd.

               (c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and is incorporated herein by reference.

               (d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

                    (e) Not applicable.

CUSIP No. 441339108	SCHEDULE 13D	Page 9 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 24, 2010, the Becker Drapkin Parties and the Reporting Persons entered into the Group Agreement pursuant to which they agreed, among other things, to (a) generally consult with each other with respect to the purchase or sale of shares of Common Stock, (b) coordinate their actions with respect to any discussions with the Issuer regarding the Issuer's assets, business, capitalization, financial condition or operations, (c) not acquire any securities of the Issuer if as a result the Group would be deemed to have beneficial ownership of 15% or more of any class of the outstanding equity of the Issuer without the prior agreement of Carlson Capital, L.P, or its representatives, and Becker Drapkin Management, L.P. or its representatives and (d) share certain expenses incurred in connection with the foregoing.  Such Group Agreement is attached hereto as Exhibit 2 and all description thereof in this Statement is qualified in its entirety by reference to the full text of the Group Agreement, which is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated September 2, 2010.
Exhibit 2	Group Agreement, dated August 24, 2010, by and among Becker Drapkin Management, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Double Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; and Clint D. Carlson.

CUSIP No. 441339108	SCHEDULE 13D	Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2010

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp.,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp.,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL L.P.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp.,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp.,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

CUSIP No. 441339108	SCHEDULE 13D	Page 11 of 13 Pages

APPENDIX A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE
REPORTING PERSONS IN THE PAST SIXTY (60) DAYS

The following tables set forth all transactions in the shares of Common Stock of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in private transactions.

Double Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per share ($)

08/23/2010
08/23/2010
08/23/2010
08/23/2010
08/23/2010
08/23/2010
08/24/2010
08/24/2010
08/25/2010
08/25/2010
08/25/2010
08/26/2010
08/26/2010
08/27/2010
08/27/2010
08/27/2010
08/30/2010
08/30/2010
08/30/2010
08/31/2010
08/31/2010
09/01/2010
09/01/2010
09/02/2010

	570 95,000 116,707 76,183 145,255 55 4,750 95,000 115,587 10,288 35,625 234,640 10,175 35,530 42,275 570 33,250 61,750 64,695 311,695 30,970 95,000 42,940 18,050	$4.83 $4.84 $4.84 $4.88 $4.87 $4.93 $4.87 $4.80 $4.97 $4.84 $4.85 $5.06 $4.98 $5.10 $5.10 $5.02 $5.02 $5.01 $5.03 $5.11 $5.13 $5.21 $5.23 $5.45
Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per share ($)
08/23/2010
08/23/2010
08/23/2010
08/23/2010
08/23/2010
08/23/2010
08/24/2010
08/24/2010
08/25/2010
08/25/2010
08/25/2010
08/26/2010
08/26/2010
08/27/2010
08/27/2010
08/27/2010
08/30/2010
08/30/2010
08/30/2010
08/31/2010
08/31/2010
09/01/2010
09/01/2010
09/02/2010
	30 5,000 6,142 4,010 7,645 3 250 5,000 6,084 541 1,875 12,350 535 1,870 2,225 30 1,750 3,250 3,405 16,405 1,630 5,000 2,260 950	$4.83 $4.84 $4.84 $4.88 $4.87 $4.93 $4.87 $4.80 $4.97 $4.84 $4.85 $5.06 $4.98 $5.10 $5.10 $5.02 $5.02 $5.01 $5.03 $5.11 $5.13 $5.21 $5.23 $5.45

CUSIP No. 441339108	SCHEDULE 13D	Page 12 of 13 Pages

APPENDIX B

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD

The following sets forth the name, position, and principal occupation of each director and executive officer of Asgard Investment Corp. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1600, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. owns any Common Stock.

Asgard Investment Corp.

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 441339108	SCHEDULE 13D	Page 13 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

             In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to securities of Hot Topic, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

             The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

             This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

             IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 2, 2010.

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson
Name: Clint D. Carlson Title: President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

	By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson
Name: Clint D. Carlson Title: President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp., its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
CLINT D. CARLSON

EXHIBIT 2

GROUP AGREEMENT

This Group Agreement is made as of August 24, 2010 (this "Agreement"), by and among (i) Becker Drapkin Management, L.P. ("BD Management"); BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (together, the "BD Parties"), on the one hand, and (ii) Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P. ("Carlson Capital"); Asgard Investment Corp.; and Clint D. Carlson (together, the "Carlson Parties," and collectively with the BD Parties, the "Group"), on the other.

WHEREAS, certain of the undersigned are stockholders, direct and/or beneficial, of Hot Topic, Inc., a California corporation (the "Company"); and

WHEREAS, the members of the Group wish to enter into this Agreement pertaining to their investments in, and activities related to, the Company and its Securities (as defined below).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

1. The BD Parties and the Carlson Parties agree to (i) coordinate their actions with respect to any discussions with the Company regarding the Company's assets, business, capitalization, financial condition or operations and (ii) generally consult with each other regarding all purchases and sales of Securities of the Company by their affiliates. "Securities" shall mean equity securities of the Company, options to purchase or sell equity securities of the Company, and swaps, synthetics and other derivative securities or instruments, the value of which is solely and directly related to equity securities of the Company.  Furthermore, so long as this Agreement is in effect, (i) none of the parties shall acquire Securities of the Company if as a result the Group would be deemed to have beneficial ownership of 15% or more of any class of the outstanding equity of the Company without the prior agreement of BD Management, or its representatives, and Carlson Capital, or its representatives and (ii) each of the BD Parties and the Carlson Parties shall provide written notice to the other of (a) all of its purchases or sales of Securities of the Company; and (b) any Securities of the Company over which it acquires or disposes of beneficial ownership, no later than 24 hours after each such transaction.

2. Each of the BD Parties and the Carlson Parties shall pay its pro rata portion of all expenses incurred in connection with the Group's activities based on its relative security ownership, except that each party shall be subject to its own expenses for any regulatory filings (including without limitation any filing with the Securities and Exchange Commission required by Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended) reporting ownership of Securities.

3. Each member of the Group agrees that any filing with the Securities and Exchange Commission (including without limitation any filing required by Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended), press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities shall be jointly approved by the BD Parties and the Carlson Parties, as the case may be, which approval shall not be unreasonably withheld or delayed.

4. The relationship of the parties hereto shall be limited to carrying on the activities of the Group in accordance with the terms of this Agreement.  Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such activities as described herein.  Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.  Except as otherwise expressly provided herein, nothing herein shall restrict any party's right to purchase or sell Securities, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.  Each member of the Group retains sole discretion over acquisitions and dispositions of, and voting authority over, the Securities that such member of the Group holds or beneficially owns.

5. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

6. This Agreement shall be interpreted in accordance with and governed by the laws of the State of New York.  If any provision of this Agreement would be invalid under applicable law, then such provision shall be deemed modified to the extent necessary to render it valid while most nearly preserving its original intent.  In the event of any dispute among the parties hereto arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

7. Any party hereto may terminate his/its obligations under this Agreement on 24 hours written notice to all other parties.  This Agreement will automatically terminate on the date that is 30 days after the date that no member of the Group owns any Securities of the Company.  Notwithstanding the foregoing, the obligations of the Carlson Parties under paragraph 8 shall survive termination pursuant to this paragraph 7.

8. Carlson Capital agrees to pay BD Management 7% of any realized gains, net of brokerage expenses and the expenses contemplated by paragraph 2, on Securities directly held or beneficially owned by any Carlson Party and acquired prior to the termination of this Agreement.

9. Each of the parties hereto agrees that this Agreement shall be filed as an exhibit to a Schedule 13D filed by either Carlson Capital or BD Management.  Each of the parties hereto acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

10. This Agreement shall be binding upon any affiliated person of any of the parties hereto who becomes or may be deemed to have become the beneficial owner of any Securities, unless otherwise terminated by such affiliated person.  Except as otherwise set forth in this Agreement, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted successors and assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  No party hereto may assign any of its rights or obligations under this Agreement to any person without the prior written consent of the other parties hereto. This Agreement supersedes any prior written agreements among the parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has caused this Group Agreement to be executed as of the date first written above.

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson
Name: Clint D. Carlson Title: President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

	By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson
Name: Clint D. Carlson Title: President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CLINT D. CARLSON

/s/ Clint D. Carlson

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

STEVEN R. BECKER

/s/ Steven R. Becker

MATTHEW A. DRAPKIN

/s/ Matthew A. Drapkin